UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MedCath Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58404W 10 9

(CUSIP Number)

October 1, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58404W 10 9

1.	Name of Reporting Person MedCath 1998 LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,968,522

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,968,522

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,522

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 58404W 10 9

1.	Name of Reporting Person KKR 1996 Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,968,522

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,968,522

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,522

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 58404W 10 9

1.	Name of Reporting Person KKR Associates 1996, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,968,522

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,968,522

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,522

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 58404W 10 9

1.	Name of Reporting Person KKR 1996 GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,968,522

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,968,522

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,522

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Person Henry R. Kravis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,500

	6.	Shared Voting Power 1,968,522

	7.	Sole Dispositive Power 7,500

	8.	Shared Dispositive Power 1,968,522

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,976,022

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Name of Reporting Person George R. Roberts

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,968,522

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,968,522

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,522

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

This Amendment No. 3 amends and restates Amendment No. 2 to the Schedule 13G of the reporting persons filed with the United States Securities and Exchange Commission on February 14, 2008, with respect to the common stock, $0.01 par value per share, of MedCath Corporation, a Delaware corporation, beneficially owned by the reporting persons.  This amendment is being filed to add Henry R. Kravis and George R. Roberts as additional reporting persons concurrently with filings being made as a result of a structural reorganization of KKR & Co. L.P. and its affiliates (“KKR”) in connection with the combination of the businesses of KKR and KKR Private Equity Investors, L.P.

Item 1.
	(a)	Name of Issuer. MedCath Corporation
	(b)	Address of Issuer’s Principal Executive Offices. 10720 Sikes Place, Suite 300 Charlotte, North Carolina 28277

Item 2.
	(a)	Name of Persons Filing. MedCath 1998 LLC KKR 1996 Fund L.P. KKR Associates 1996, L.P. KKR 1996 GP LLC Henry R. Kravis George R. Roberts
(b)

Address of Principal Business Office, or, if none, Residence.
The address of the principal business office of MedCath 1998 LLC, KKR 1996 Fund L.P., KKR Associates 1996, L.P., KKR 1996 GP LLC and Henry R. Kravis is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, California 94025

	(c)	Citizenship. See Item 4 of each cover page.
	(d)	Title of Class of Securities. Common stock, $0.01 par value per share.
	(e)	CUSIP Number. 58404W 10 9

Item 3.
Not applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

MedCath 1998 LLC holds directly, and has sole voting and dispositive power with respect to 1,968,522 shares of common stock, $0.01 par value per share (the “Common Stock”), of MedCath Corporation.  As the managing member of MedCath 1998 LLC, KKR 1996 Fund L.P. may be deemed to be the beneficial owner of the shares of Common Stock held by MedCath 1998 LLC.  KKR Partners II, L.P. is also a member of MedCath 1998 LLC.  In addition, each of KKR Associates 1996, L.P. (as the sole general partner of KKR 1996 Fund L.P.), KKR 1996 GP LLC (as the sole general partner of KKR Associates 1996, L.P.) and Henry R. Kravis and George R. Roberts (as the managers of KKR 1996 GP LLC) may be deemed to have or share beneficial ownership of the shares of Common Stock held by MedCath 1998 LLC.  Each reporting person disclaims any such beneficial ownership of such shares of Common Stock.

In addition to the shares of Common Stock described above, Mr. Kravis may be deemed to beneficially own 7,500 shares of Common Stock in his individual capacity.

(b) Percent of class: See Item 11 of each cover page. The percentages of beneficial ownership are based on 19,641,519 shares of Common Stock outstanding as of August 4, 2009.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2009	MEDCATH 1998 LLC

	By:	KKR 1996 Fund L.P., managing member

	By:	KKR Associates 1996, L.P., general partner

	By:	KKR 1996 GP LLC, general partner

	By:	/s/ William Janetschek
Name: William Janetschek
Title: Member

KKR 1996 Fund L.P.

	By:	KKR Associates 1996, L.P., general partner

	By:	KKR 1996 GP LLC, general partner

	By:	/s/ William Janetschek
Name: William Janetschek
Title: Member

KKR Associates 1996, L.P.

	By:	KKR 1996 GP LLC, general partner

	By:	/s/ William Janetschek
Name: William Janetschek
Title: Member

KKR 1996 GP LLC

By:	/s/ William Janetschek
Name: William Janetschek
Title: Member

HENRY R. KRAVIS

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis

GEORGE R. ROBERTS

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for George R. Roberts

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement dated October 13, 2009

2	Power of Attorney, dated July 31, 2005, given by Henry R. Kravis

3	Power of Attorney, dated July 31, 2005, given by George R. Roberts